[LETTERHEAD OF PACEL CORP.]

July 10, 2001

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 90549
Attn:	Ms. Barbara Jacobs, Assistant Director Mr. Mark P. Shuman, Special Counsel

Re:	PACEL Corp. Application for Withdrawal of Registration Statement on Form SB-2 Commission File No. 333-59552

Ladies and Gentlemen:

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, PACEL Corp. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No. 333-59552 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 25, 2001.

            The Company requests withdrawal of the Registration Statement so that it may address certain regulatory issues. Accordingly, the Company does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of the Company's common stock have been sold under the Registration Statement.

            If you have any questions regarding the foregoing application for withdrawal, please contact Martin L. Meyrowitz, P.C., (202) 414-6127, or Michael R. Gartman, (202) 414-6134, of Silver, Freedman & Taff, L.L.P., legal counsel to the Company in connection with the Registration Statement.

Sincerely,

PACEL Corp.

/s/ David E. Calkins David E. Calkins President & Chief Executive Officer